UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.        )*

CONSUMER DIRECT OF AMERICA, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

21049V209

(CUSIP Number)

CHRISTOPHER P. BAKER

C/O C.P. BAKER & COMPANY, LTD.

303 CONGRESS STREET, SUITE 301

BOSTON, MA 02210 USA

(617) 439-0770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

DECHERT LLP

4000 BELL ATLANTIC TOWER

1717 ARCH STREET

PHILADELPHIA, PENNSYLVANIA 19103

(215) 994-4000

ATTENTION: CHRISTOPHER G. KARRAS, ESQUIRE

June 8, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 21049V209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CHRISTOPHER P. BAKER ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 276,774 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 276,774 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,774
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the acquisition by Christopher P. Baker, an individual citizen of the United States, of shares of Common Stock, par value $.001 per share (the “Common Stock”), of Consumer Direct of America, Inc., a Nevada corporation (the “Company”).

The principal executive offices of the Company are located at 6330 S. Sandhill Road, Las Vegas, Nevada 89120.

ITEM 2. IDENTITY AND BACKGROUND.

(a) The name of the filing person is Christopher P. Baker.

(b) - (c) Business address for Mr. Baker:

C.P. Baker & Company, Ltd.

303 Congress Street, Suite 301

Boston, MA 02210

Mr. Baker’s principal occupation is President of C.P. Baker & Company, Ltd.

(d) - (e) During the last five years, Mr. Baker has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or causing him to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities or mandating activities subject to, federal or state securities laws on finding any violation of such laws.

(f) Mr. Baker is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Baker acquired 21,000 shares of Common Stock on the open market for a total purchase price of $60,300.00. Mr. Baker acquired 255,774 shares of Common Stock through the exercise of warrants with a strike price of $0.02 pursuant to three Common Stock Purchase Warrants, between Mr. Baker and the Company. The acquisition of the 255,774 shares of Common Stock are comprised of 71,429 shares of Common Stock acquired pursuant to a Common Stock Purchase Warrant, dated February 26, 2004 between Mr. Baker and the Company, 138,889 shares of Common Stock acquired pursuant to a Common Stock Purchase Warrant, dated May 26, 2004, between Mr. Baker and the Company and 45,456 shares of Common Stock acquired pursuant to a Common Stock Purchase Warrant, dated June 10, 2004, between Mr. Baker and the Company. The source of the funds is personal and not borrowed or otherwise obtained.

ITEM 4. PURPOSE OF TRANSACTION.

The transactions were solely for investment purposes. Mr. Baker intends to review, from time to time, his investment in the Company on the basis of various factors, including but not limited to the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and the market for the Company’s securities in particular, as well as other developments and other investment opportunities. Based upon those considerations, Mr. Baker may decide to acquire additional shares of Common Stock on the open market or in privately negotiated transactions, or to dispose of all or a portion of the Common Stock that he owns.

Except as set forth above, Mr. Baker, has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Baker beneficially owns 276,774 shares of Common Stock, which represent approximately 6.2% of the outstanding shares of Common Stock based on the number of shares outstanding as of June 4, 2004.

(b) Mr. Baker does not currently share the power to vote or direct the vote, or to dispose or direct the disposition, of the shares of Common Stock he beneficially owns with another person.

(c) Mr. Baker acquired a total of 21,000 shares of Common Stock in the open market between February 10, 2004 and March 31, 2004 for a total net cost of $60,300.00 These 21,000 shares of Common Stock were purchased as follows:

Mr. Baker acquired 1,000 shares at a price of $4.40 per share on the open market on February 10, 2004.

Mr. Baker acquired 700 shares at a price of $3.50 per share on the open market on February 24, 2004.

Mr. Baker acquired 1,000 shares at a price of $3.75 per share on the open market on March 5, 2004.

Mr. Baker acquired 1,000 shares at a price of $4.00 per share on the open market on March 5, 2004.

Mr. Baker acquired 1,800 shares at a price of $3.50 per share on the open market on March 12, 2004.

Mr. Baker acquired 1,500 shares at a price of $3.35 per share on the open market on March 15, 2004.

Mr. Baker acquired 500 shares at a price of $3.20 per share on the open market on March 15, 2004.

Mr. Baker acquired 500 shares at a price of $3.25 per share on the open market on March 15, 2004.

Mr. Baker acquired 1,000 shares at a price of $2.90 per share on the open market on March 17, 2004.

Mr. Baker acquired 1,000 shares at a price of $2.60 per share on the open market on March 18, 2004.

Mr. Baker acquired 500 shares at a price of $2.70 per share on the open market on March 19, 2004.

Mr. Baker acquired 500 shares at a price of $2.75 per share on the open market on March 19, 2004.

Mr. Baker acquired 500 shares at a price of $2.50 per share on the open market on March 22, 2004.

Mr. Baker acquired 500 shares at a price of $2.75 per share on the open market on March 22, 2004.

Mr. Baker acquired 2,000 shares at a price of $2.50 per share on the open market on March 23, 2004.

Mr. Baker acquired 500 shares at a price of $2.10 per share on the open market on March 30, 2004.

Mr. Baker acquired 6,500 shares at a price of $2.10 per share on the open market on March 31, 2004.

Additionally, Mr. Baker acquired 71,429 shares of Common Stock through the exercise of warrants on March 18, 2004, 138,889 shares of Common Stock through the exercise of warrants on June 8, 2004 and 45,456 shares of Common Stock through the exercise of warrants on July 28, 2004.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Baker entered into a Bridge Loan and Security Agreement with the Company, dated February 26, 2004, as amended (“Loan Agreement”). The Loan Agreement sets forth a $500,000 loan from Mr. Baker to the Company that has an August 26, 2004 maturity date. The Loan Agreement provided for the grant of a security interest to Mr. Baker in the form of 300,000 shares of Common Stock.

C.P. Baker Securities, Inc., a subsidiary of C.P. Baker & Company, Ltd., entered into an Engagement Letter Agreement with the Company, on April 20, 2004, which provides that C.P. Baker Securities, Inc. will act as a financial advisor to the Company in connection with a transaction. Additionally, FiNet.com, Inc. (“Finet”), which is 50% owned by Mr. Baker through C.P. Baker LLC, a single member limited liability company, entered into a Consulting Agreement with the Company, effective as of November 1, 2003, pursuant to which the Company shall act in a consulting capacity to Finet to assist in its operations as it restructures its organization.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Baker and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(1) Common Stock Purchase Warrant, dated February 26, 2004, between Consumer Direct of America, Inc. and Christopher P. Baker

(2) Common Stock Purchase Warrant, dated May 26, 2004, between Consumer Direct of America, Inc. and Christopher P. Baker

(3) Common Stock Purchase Warrant, dated June 10, 2004, between Consumer Direct of America, Inc. and Christopher P. Baker

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2004

/s/ Christopher P. Baker
Christopher P. Baker

EXHIBIT INDEX

No.	Description
(1)	Common Stock Purchase Warrant, dated February 26, 2004, between Consumer Direct of America, Inc. and Christopher P. Baker

(2)	Common Stock Purchase Warrant, dated May 26, 2004, between Consumer Direct of America, Inc. and Christopher P. Baker

(3)	Common Stock Purchase Warrant, dated June 10, 2004, between Consumer Direct of America, Inc. and Christopher P. Baker